82-478 1293-2(b)





GEOPHYSICAL PROSPECTING INC.

(Formerly: Internet Identity Presence Company Inc.)

MANAGEMENT'S DISCUSSION & ANALYSIS

Third Quarter Ended April 30, 2006

Management's discussion and analysis (MD&A) is current to May 10, 2006, is management's assessment of the statement of operations and the financial results together with future prospects of Geophysical Prospecting Inc. ("Geo-Physical") or the "Company"). The MD&A should be read in conjunction with our audited financial statements and related notes for the year ended July 31, 2005 and 2004. This discussion contains forward-looking statements that are not historical in nature and involves risks and uncertainties Forward-looking statements are not guarantees as to Geo-Physical's. future results as there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements. The Company has adopted National Policy Instrument 51-102F1 as the guideline in presenting the MD&A. Additional information relevant to the Company's activities including the Company's Annual Report and audited financial statements can be found on SEDAR at www.sedar.com.

SUPPL

Description of Business

The Company is a reporting issuer whose common shares are listed for trading on the Canadian Unlisted Board Inc. ("CUB") (CUB Symbol – GPHY). The Company was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997.

On December 7, 1998, the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which was an accredited Domain Name Registrar of the Canadian Internet Registry Authority. In 2003 the Company decided to discontinue this business and on July 31, 2004 sold its 100% interest in World Domain to a shareholder and director as partial settlement of advances made to this company.

Since 2004, the Company has been perusing various acquisitions in order to enhance shareholder value and is currently in the business of prospecting for nature-resource properties that have the potential of significant new mineral discoveries. The Company is conducting geophysical prospecting of large ore land tracks in Canada using advanced geophysical tools.

As at May 17, 2006, the directors and officers of the Company were:

O.V. Tony Dwyer	Chairman and Director
Bill Hennessy	Executive Vice President and Director
John Archibald	Director and President
Cliff Jones	Director
John Dunn	Director

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Overall Performance

For the quarter ended April 30, 2006, the Company's cash position decreased to $4800 at April 30, 2006 from $ 94,000 at January 31, 2006.

The Company is subject to numerous risk factors that may affect its business prospects in the future. These include commodity prices, availability of capital, political and regulatory risks, environmental risks, competition, and dependence on key personnel, currency risk and potential amendments to tax laws.

Selected Quarterly Results

A summary of selected information for the last two years is as follows:

	Q4 2004 $	**Q1 2005 $**	**Q2 2005 $**	**Q3 2005 $**	**Q4 2005 $**	**Q1 2006 $**	**Q2 2006 $**	**Q3 2006 $**
Loss before income taxes	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Net (loss)	()	()	()	()	()	()	()	()
Loss Per Weighted Average Share								
Total Assets								
Total long-term Liabilities	($0.000)	($0.000)	($0.000)	($0.000)	($0.00)	($0.00)	($0.00)	($0.00)

Results of Operations

For the third quarter ended April 30, 2006, the Company incurred a loss of $112,359 [2005 - $19,000].

Liquidity and Capital Resources

The Company reported working capital of $*4,803 as at April 30, 2006, compared to a working capital of $200as at April 30, 2005. The Company anticipates that additional financings will be required during 2006 to fund its plans and cover its general and administrative expenses. The Company received $46,000 through equity private placements in the third quarter of 2005. The Company is presently conducting exploration on its property The Company's properties are not

yet in production and consequently do not produce any revenue. As a result, the Company's ability to conduct operations, including the acquisition and exploration of mineral properties, is based completely on its ability to raise funds, primarily from equity sources. The recoverability of amounts recorded for minerals properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development and upon future profitable production or on sufficient proceeds from disposition of such properties. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

Transactions with Related Parties

During the quarter ended April 30, 2006, $26,963 was paid to an officer and director of the company for management consulting services.

Proposed Transactions

The Company does not contemplate any proposed asset or business acquisitions or dispositions as of the date hereof.

Changes in Accounting Policies including Initial Adoption

There were no changes in accounting policies during the year ended December 31, 2005.

Off- Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, accounts payable, loans payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values.

Selected Annual Information

The following table sets forth a breakdown of material components of the general and administration costs, capitalized or expensed exploration and development costs of the Company for the periods indicated.

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Disclosure of Outstanding Share Data

	Authorized	Outstanding
Voting or equity securities issued and outstanding	Unlimited Common Shares	74,857,000 Common Shares.
Securities convertible or exercisable into voting or equity securities	a) Options to acquire up to 40 of the issued and outstanding Common Shares. **5,850,000 AT .10 UNTIL December 7 2007**	a) The number of common shares under option are, 26,440,000 16,440,000 at .05 5,000,000 at .07 5,000,000 at .10 11,440,000 expire july31,2006 15,000,000 expire july31,2007 TOTAL OPTIONS-26,440,000 for $1,662,500 or .063 per share.
Voting or equity securities issuable on conversion or exchange of outstanding securities	(as above)	(as above)

Share capital at April 30, 2006 consists of 74,857,000 issued and outstanding common shares [July 31, 2005 – 68,350,000].

Additional information relating to the Company can be found under the Company's documents filed on the SEDAR website at http://www.sedar.com.

1293-2(b)

Financial Statements of:

GEOPHYSICAL PROCPECTING COMPANY LIMITED

(Formerly: INTERNET IDENTITY PRESENCE COMPANY LIMITED)

Nine Months Ended April 30, 2006

(Unaudited – Prepared by Management)

The Auditors of Geophysical Prospecting Company Limited have not performed a review of the unaudited consolidated financial statements for the three months ended April 30, 2006 and April 30, 2005.

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Balance Sheets
(Prepared by Management)

	April 30, 2006 (Unaudited)	July 31, 2005 (Audited)
Assets		
Current assets		
Cash	$ 4,803	$ 1,436
Advances to officers, directors and shareholders (note 4)	5,666	4,000
	10,469	5,436
Other		
Capital assets (net of depreciation of $312: 2005 – nil)	2,187	-
Mining claims and deferred development expenditures	363,591	-
	365,778	-
	$ 376,247	$ 5,436
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 500	$ 5,500
Other advances	-	5,000
	500	10,500
Shareholders' equity		
Share capital (note 2 (a)	13,242,304	12,513,862
Issuable common shares (note 2 (b))	10,000	10,000
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	13,545,637	12,817,195
Deficit	(13,169,840)	(12,822,259)
	375,797	(5,064)
	$ 376,247	$ 5,436

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GEOPHYSICAL PROSPECTING COMPANY LIMITED

(Formerly: Internet Identity Presence Company Limited)
Statements of Operations and Deficit
Nine Months ended April 30, 2006 and 2005
(Unaudited – Prepared by Management)

	2006		2005	
	3 Month period	Year to Date	3 Month Period	Year to Date
OPERATING EXPENSES				
Abandonded mining interests	$ -	$ 60,000		-
Shareholder information	39,021	70,587	2,443	7,961
Consulting fees	85,320	95,820	9,448	21,198
Management fees (note 5)	3,500	21,000	-	-
Legal and audit	1,000	14,558	725	14,396
Transfer agents' fees	4,554	18,545	-	-
Office, general and administration	14,053	28,681	1,184	5,757
Communications	8,605	8,605	-	
Occupancy costs	2,201	10,551	3,120	6,631
Automotive	1,549	3,914	-	-
Depreciation	156	314	-	-
	120,859	332,575	19,390	64,943
(Loss before the following	(120,859)	(332,575)	(19,390)	(64,943)
Write-off of stale dated debt	(15,006)	(15,006)	-	-
	(135,865)	(347,581)	(19,390)	(64,943)
Deficit, Beginning of Period	(13,033,975)	(12,822,259)	(12,729,042)	(12,683,489)
DEFICIT, END OF PERIOD	(13,169,840)	(13,169,840)	(12,748,432)	(12,748,432)
NET LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

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GEOPHYSICAL PROSPECTING COMPANY LIMITED

(Formerly: Internet Identity Presence Company Limited)

STATEMENTS OF CASH FLOWS

Third Quarter Ended April 30, 2006 and 2005

(Prepared by Management - Unaudited)

	2006		2005	
	3 Month Period	**Year to Date**	**3 Month Period**	**Year to Date**
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$(135,865)	$(347,581)	$(19,390) (	$(64,943)
Add: Depreciation	156	314	-	-
Changes in non-cash operating working capital balances				
Accounts payable and accrued liabilities	-	(5,000)		(5,071)
	(135,709)	(352,267)	(19,390)	(70,014)
Financing Activities				
Issuance of common shares	55,192	673,442		62,935
Loans and advances from related parties	-	-	14,400	17,350
Advances to officers and directors		(1,616)		
Other advances	(5,349)	(5,000)	4,000	(10,000)
	49,843	666,826	18,400	70,285
Investing Activities				
Additions to capital assets	-	(2,501)	-	-
Additions to mining interests	(3,591)	(308,591)	-	-
	(3,591)	(311,092)	-	-
INCREASE (DECREASE) IN CASH	(89,457)	3,367	10	271
CASH, BEGINNING OF PERIOD	94,260	1,436	198	(63)
CASH, END OF PERIOD	$4,803	$4,803	$208	$208

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GEOPHYSICAL PROSPECTING COMPANY LIMITED

FORMERLY:(INTERNET IDENTITY PRESENCE COMPANY LIMITED
Notes to Financial Statements
April 30, 2006
(Unaudited – Prepared by Management)

1. Nature of Business and Going Concern Considerations

The Company is in the process of exploring its resource mining properties and has not yet determined whether these properties contain economically recoverable reserves. The Company's exploration and development activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company's share in such activities. The continued operations of the Company and the amounts recoverable on these mining properties are dependent upon the economically recoverable reserves, the ability of the Company in obtaining the financing to complete the necessary exploration and development and upon attaining future profitable production or proceeds from disposition of the mining properties.

Although the Company has taken steps to verify title to mining properties in which it has an interest according to industry standards for the stage of exploration and development of such properties, these procedures may not guarantee the Company's title. Properties may be subject to undisclosed prior agreements or transfers and title may be affected by undetected defects.

The Company's continued existence as a going concern is dependent upon its ability to continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders. In addition the Company must also ultimately become profitable.

2. Accounting policies:

The enclosed unaudited financial statements for the nine months ended April; 30, 2006 and 2005 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the nine months ended April; 30, 2006 and 2005 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2006 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2005 audited financial statements as follows:

(i) Mining claims and deferred development expenditures

Acquisition costs of resource properties together with exploration, development and certain administration expenditures are deferred in the financial statements until such time as the property is brought into commercial production, sold or abandoned.

Once commercial production has been reached, depletion will be provided based on proven ore reserves using the units-of-production basis. Should a property be sold or abandoned the acquisition costs and deferred exploration expenditures are written off.

GEOPHYSICAL PROSPECTING COMPANY LIMITED

(ii) ***Capital assets***

Capital assets are recorded at cost. Depreciation is provided on the Company's diamond drilling equipment using the straight line basis at annual rate of 10% per annum.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended April 30, 2006 are not indicative of the results that may be expected for the full year ended July 31, 2006.

3. Share capital:

(a) AUTHORIZED:
An unlimited number of common shares

(b) ISSUED	Number	Amount
Balance – July 31, 2004	25,000,000	$12,367,593
Issuances in 2005:		
Issued for debt settlement	6,150,292	76,791
Shares issued for cash	1,900,000	21,000
Shares issued for services	4,297,000	38,478
Shares issued on conversion of promissory note	1,000,000	10,000
Shares cancelled	(947,292)	-
Balance – July 31, 2005	37,400,000	12,513,862
Shares issued on settlement of prior years debt	6,000,000	60,000
Shares issued for property	5,500,000	55,000
Shares issued for services	8,807,000	90,500
Shares issued for private placement	17,150,000	522,942
Common shares – April 30, 2006	74,857,000	$ 13,242,304

(c) Stock Options:

As at January 31, 2006 the company has stock options outstanding as follows:

Exercise Price	Expiry Date	#
$ 0.05	July 31, 2007	5,000,000
$ 0.07	July 31, 2007	5,000,000
$ 0.10	July 31, 2007	5,000,000
$ 0.05	July 31, 2006	6,305,000
$ 0.05	July 31, 2006	5,000,000
	Total options outstanding	26,305,000

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GEOPHYSICAL PROSPECTING COMPANY LIMITED

FORMERLY (INTERNET IDENTITY PRESENCE COMPANY LIMITED
Notes to Financial Statements
April 30, 2006
(Unaudited – Prepared by Management)

4. Income taxes:

At April 30, 2006 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

5. Related advances and transactions:

- Management fees amounted to $3,500 (2005 - nil) were charged by an officer of the Company.

- Rent of nil (2005-$6,000) was charged for occupancy costs by an officer of the Company

- The advances to an officer are interest free and have no fixed repayment terms.

6. Comparative Figures:

Certain figures shown for comparative purposes have been reclassified to conform with the Classifications adopted in the current period.

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Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Owen V Dwyer, Chairman of the Board and Chief Executive Officer of Geophysical Prospecting Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Geophysical Prospecting Inc., (the issuer) for the interim period ending April 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:May 29, 2006
Owen V Dwyer,
Chairman

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Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Owen V Dwyer, Chairman and Acting Chief Financial Officer of Geophysical Prospecting Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Geophysical Prospecting Inc.., (the issuer) for the interim period ending April 30,, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 29 , 2006
Owen V Dwyer
Chairman
and
ChiefFinancialOfficer